Sub-Item 77(H)
                        Changes in Control of Registrant

Charles Schwab & Co., Inc. ("Schwab") has acquired control of Merk Hard Currency Fund (the "Fund") as of March 31, 2006 due to ownership of greater than 25% of the Fund's outstanding shares. On October 1, 2005, Schwab owned 24.89% of the Fund. On March 31, 2006, Schwab owned 35.37% of the Fund and thus controlled the Fund as of that date.